News Release TSX-V: PDO 09-09 August 26, 2009

PORTAL PARTICIPATES IN OIL DRILLING

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the commencement of drilling on the Bigwave Joint Venture in eastern Alberta, Canada. This first horizontal well, budgeted at CDN$900,000 is expected to be completed by the end of August and to have production testing results by the end of September. The well is operated by partner Bigwave Exploration Inc. of Calgary, Alberta. The Bigwave JV now controls a footprint of 10,720 acres of land covering a source oil sand-shale sequence with several potential reservoirs (Bakken Formation type play).

Portal has recently increased its interest from 20% to 22% in the JV with an all-in cost base of CDN$350,000 (including the initial drilling). Under a separate agreement, the Company has agreed to pay 100% of their cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

“Although speculative, this prospective, highly leveraged oil and gas play offers the Company long term cash flow potential at a time when exploration and investment capital are rather scarce,” stated David Hottman, Chairman.

Advisory Board

The Company has appointed Mr. Peter Boyle to a newly formed Oil and Gas Advisory Board. Mr. Boyle has 30 years experience in the oil and gas industry in various technical positions with major, intermediate and junior start-up companies. He has been successful in finding and exploiting oil and gas discoveries of varying types in Western Canada including Cretaceous Coal Bed Methane and Sands, Cretaceous to Mississippian Sands and Shale’s, Devonian Carbonate Reefs, and the Western Canada Deep Basin and Foothills Sand and Carbonate Reservoirs. He managed all geological aspects for the development of the 25 million barrel Wayne Nisku Oil Field where production peaked at 9,000 barrels per day. His experience also includes risk mitigation strategies integrating geological, seismic, and engineering data to develop successful well re-completion, and production optimization practices. Since 2003 he has also evaluated projects in Central America, and throughout the USA.

Portal is actively pursuing gold and silver exploration and development opportunities in Mexico, USA and Canada.  Presently, the Company treasury stands at $1.3 Million. Founded in 1999 and based in Vancouver, Canada, the Company focuses on the exploration, development and exploitation of natural resources in North America.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman, President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net